Exhibit 99.1

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Investor Update NASDAQ: ACIU | Annual General Meeting – June 20, 2024 PIONEERING PRECISION MEDICINE TARGETED THERAPEUTICS FOR NEURODEGENERATIVE DISEASES Exhibit 99.1

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Disclaimer This presentation contains statements that constitute “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 . Forward - looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations . In some cases, you can identify these statements by forward - looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology . Forward - looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements . These risks and uncertainties include those described under the captions “Item 3 . Key Information – Risk Factors” and “Item 5 . Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission . These include : the impact of Covid - 19 on our business, suppliers, patients and employees and any other impact of Covid - 19 . Forward - looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law . All forward - looking statements are qualified in their entirety by this cautionary statement . SupraAntigen ® is a registered trademark of AC Immune SA in the following territories : AU, CH, EU, GB, JP, RU, SG and USA . Morphomer ® is a registered trademark of AC Immune SA in CH, CN, GB, JP, KR, NO and RU . 2

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission 3 Agenda AC Immune’s approach to neurodegenerative diseases 1. Business strategy and pipeline update 2. Clinical - stage active immunotherapy programs 3. Achievements and key milestones 2023/24 4. Financial figures 5. Summary and Strategic outlook 6.

1. AC Immune’s approach to neurodegenerative diseases

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission AC Immune at a glance Pioneering new ways to treat neurodegenerative diseases 5 (1) As of March 31, 2024; excluding treasury shares; (2) as of March 31, 2024; (3) assumes second ACI - 35 - related milestone payment of CHF25 million received in 2025 and no other milestones ■ Based in Lausanne, Switzerland ■ ~150 employees ■ Listed September 2016 (NASDAQ: ACIU) ■ 99.4 million shares outstanding 1 ■ Cash of CHF 104.8 million 2 plus $100 million upfront from Takeda Broad, diverse pipeline – 16 programs 1 Phase 3 program and 5 in Phase 2 Key differentiation: Precision Medicine Enables leadership in targeted therapies Clinically validated technology platforms Best - in - class small molecules and biologics Cash reserves on Balance sheet Funding into 2027 3 Multiple global partnerships >CHF 4.3 billion in potential milestones

2. Business strategy and pipeline update

Broad and robust pipeline in neurodegenerative diseases

Driven by validated proprietary technology platforms for sustained growth

Clinical Stage Programs

CLASS	PRODUCT CANDIDATE	INDICATION	Lead Discovery	Preclinical	PHASE 1	PHASE 2	PHASE 3	News	Partner
Active Immunotherapy	**ACI-24.060** *(anti-Abeta)*	AD[1] treatment						Q3 '24 Updated guidance on reporting	Takeda
		AD treatment *(Down syndrome[2])*							
	ACI-7104.056 *(anti-a-syn[4])*	PD[5], a-synucleinopathies						data H2 '24	
	ACI-35.030 *(anti-pTau)*	AD treatment							janssen
Small Molecule Morphomer®	**Tau-PET[6] tracer**	AD diagnostic							Life Molecular Imaging
		PSP[7] diagnostic							
	a-syn-PET tracer [8]	MSA[9], a-synucleinopathies							
	a-syn-PET tracer [10]	PD, a-synucleinopathies							
	Tau aggregation inhibitor	Rare Tauopathies treatment							Lilly
		AD treatment							

(1) Alzheimer's disease; (2) Down syndrome-related Alzheimer's disease; (3) Refers to expected readouts from the ABATE Phase 1b/2 trial of ACI-24.060 in patients with AD; (4) alpha-synuclein; (5) Parkinson's disease; (6) Positron emission tomography; (7) Progressive supranuclear palsy; (8) ACI-12589, a-syn PET tracer for MSA; (9) Multiple system atrophy; (10) ACI-15916, a-syn PET tracer for PD

NASDAQ: ACIU | AGM Presentation, June 2024
© 2024 AC Immune. Not to be used or reproduced without permission
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AC Immune

AC Immune technology platforms driving validating pharma deals

Strategy: optimize value to risk ratio and retain significant upside

Platform


SupraAntigen®


Morphomer®

Unpartnered Programs	SupraAntigen®	Morphomer®
	■ a-syn active immunotherapy	■ Mor-a-syn
	■ Anti-TDP-43 mAb[1]	■ Mor-TDP-43 PET
	■ Anti-NLRP3-ASC mAb	■ Mor-NLRP3-ASC

■ Considerable additional potential value in our unpartnered clinical and preclinical programs

(1) Monoclonal antibody

NASDAQ: ACIU | AGM Presentation, June 2024
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AC Immune

3. Clinical - stage active immunotherapy programs

targeting neurodegenerative diseases Long - lasting specific immunity for pathological target, consistent, boostable, durable Limited annual dosing (once or twice) after priming year No observed ARIA - E 1 to date (safety profile well suited to long - term use) Cost - effective (attractive healthcare economics across global populations) Improved access (ease of administration, simple logistics) Active immunotherapy Stimulates the patient's immune system to produce their own antibodies Passive immunotherapy Externally generated mAb requires administration every two to four weeks Major advantages

ACI - 24.060: Anti - Abeta for Alzheimer’s disease

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Landmark deal for ACI - 24.060 in Alzheimer’s disease 12 Supports promise of active immunization for neurodegenerative diseases ■ The deal with Takeda covers AC Immune’s unique, class - leading Abeta targeted active immunotherapy ACI - 24.060 ■ Deal terms: ▪ $100 million upfront payment received for exclusive option to license global rights ▪ Option exercise fee in the low - to - mid nine - figure range linked to ABATE clinical data ▪ Up to approximately $2.1 billion in potential payments including option exercise fee and development, commercial and sales - based milestones ▪ Royalties in the mid - to - high teens on global sales ■ Combines AC Immune’s leadership in developing products for NDDs 1 with Takeda’s clinical development expertise and history of driving neuroscience innovation (1) Neurodegenerative diseases

AβATE: Biomarker-based Phase 1b/2 study of ACI-24.060 in AD[1] and DS[2]

Placebo-controlled Phase 1b/2 Study Overview

Adaptive Study Design

Both	▪ Interim analyses of safety/tolerability & immunogenicity ▪ Biomarker analyses including Abeta PET[3] and others
AD	▪ Up to 4 different doses and/or dose regimens ▪ Expansion of one cohort to assess effect on Abeta PET
DS	▪ Initiation using selected dose identified in AD (based on safety/tolerability and immunogenicity)

Outcome measures

Both	▪ Safety/tolerability ▪ Pharmacodynamics: Serum anti-Abeta antibody titers ▪ **Abeta-PET imaging** ▪ Exploratory biomarkers and clinical endpoints

Trial Schematic



Dose escalation in AD
Follow up / expansion phase in AD
Treatment in AD4
(up to 4 dose/regimen cohorts)
(12 months)
Follow up
(6 months)
Dose selection
(safety / immunogenicity)
Expansion in AD
(12 months)
Follow up
(6 months)
Treatment in DS5
(18 months)
Follow up
(6 months)

(1) Alzheimer's disease; (2) Down syndrome-related AD; (3) Positron emission tomography; (4) AD participants must between 50 – 85 years of age and have prodromal AD with Clinical Dementia Rating Global Score of 0.5 and Abeta pathology confirmed by PET scan; (5) Cohort comprised of non-demented people living with DS (age 35 – 50 years) and Abeta pathology confirmed by PET scan

NASDAQ: ACIU | AGM Presentation, June 2024
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AC Immune

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission 14 Active immunotherapy: a new class of treatment for neurodegenerative diseases Potential for profound social and economic impact Treatment Maintenance Prevention for global treatment and prevention of neurodegenerative diseases

4. Achievements and key milestones 2023/24

AC Immune 2023 highlights

A year of consolidation for clinical programs

Active immunotherapy

- ACI-24.060 initial ABATE safety and immunogenicity data, and **FDA Fast Track designation**
- ACI-35.030 launched **Phase 2b trial** program, ReTain, **milestone payment received** from J&J
- ACI-7104.056 initiated **Phase 2 trial, VacSYn**, in Parkinson's disease

Pipeline

- **Wholly-owned assets advanced** towards clinical development
- Started **IND[1]-enabling studies** for mAb TDP-43 (ALS[2], FTD[3])
- Identified small molecules for *in vivo* proof-of-concept i.e. **a-syn, NLRP3[4]**

Precision Medicine

- Tau PET[5] tracer, **PI-2620, in Phase 3** clinical trial
- First a-syn[6] PET tracer paper in **Nature Communications**; next gen tracers for PD advancing
- First TDP-43[7] PET tracer presented at **AAIC'23** and advancing towards clinical testing

CMC process

- Developed CMC processes for supply of ACI-24.060 anti-Abeta active immunotherapy
- Assured supply of ACI-7104.056 anti-a-syn active immunotherapy for Phase 2

Balance Sheet strengthened

- **Cash runway extended** into 2026 with **$50 million equity financing** in December
  - *Subsequent event in 2024: further extended to **mid-2027 with Takeda's $100 million** upfront payment*

(1) Investigational New drug; (2) Amyotrophic lateral sclerosis; (3) Frontotemporal dementia; (4) (NOD)-like receptor protein; (5) Positron emission tomography; (6) alpha-synuclein; (7) TAR DNA binding protein 43

NASDAQ: ACIU | AGM Presentation, June 2024
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AC Immune

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission H2 H1 Active immunotherapies Updated guidance on reporting ABATE interim results Abeta ACI - 24.060 (Takeda) ABATE: Interim DS 3 data on safety and immunogenicity First Patient In Phase 2b clinical trial ( ReTain ) pTau ACI - 35.030 (Janssen) Interim safety and immunogenicity Phase 2 VacSYn clinical trial in PD 5 a - syn 4 ACI - 7104.056 Monoclonal antibodies and small molecule drugs Completion of regulatory tox studies TDP - 43 6 Monoclonal antibody Clinical candidate declaration NLRP3 7 Morphomer - NLRP3 Lead candidate declaration a - syn Morphomer - a - syn Diagnostics Phase 1 initiation TDP - 43 TDP - 43 - PET tracer PD candidate, IND 9 - enabling studies completed a - syn a - syn - PET tracer (ACI - 15916) Key milestones in 2024 Multiple catalysts across pipeline (1) Alzheimer’s disease; (2) Positron emission tomography; (3) Down syndrome; (4) alpha - synuclein; (5) Parkinson’s disease; (6) TAR DNA - binding protein 43 ; (7) (NOD) - like receptor protein; (8) Clinical trial application; (9) Investigational new drug 17 Clinical readouts Other development events

5. Financial figures

NASDAQ: ACIU | AGM Presentation, June 2023 © 2023 AC Immune. Not to be used or reproduced without permission 2023 Financial Overview 19 Key financial data (IFRS) Change 2022 2023 For the year ended December 31, (in CHF million) (except per share data) 10.9 3.9 14.8 Revenues 5.7 (60.3) (54.6) R&D expenses 0.5 (15.8) (15.3) G&A expenses 0.1 1.3 1.5 Other operating income (0.7) 0.1 (0.6) Finance result, net 6.4 74.8 68.4 Total Operating expenses 16.5 (70.8) (54.2) IFRS loss for the period 0.2 (0.85) (0.64) IFRS EPS – basic and diluted Change 2022 2023 As of December 31, (in CHF million) 46.9 31.6 78.5 Cash and cash equivalents (66.4) 91.0 24.6 Short - term financial assets (19.5) 122.6 103.0 Total liquidity 1 (8.3) 169.0 160.6 Total shareholder’s equity (1) Liquidity is defined as the cash and cash equivalents plus short - term financial assets. These short - term financial assets are cash held in fixed - term deposits ranging in maturity from 3−12 months

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission AC Immune financial position 20 Value - driven cash management (1) As of March 31, 2024; (2) Assumes second ACI - 35.030 milestone payment of CHF 25m received in 2025, no other milestones or deals included. Prudent investment strategy focused on major value drivers and near - term catalysts Strong Balance Sheet 2 3 - year cash runway 2024 annual cash burn guidance CHF 65m – 75m Cash of CHF 104.8 million 1 plus $100 million upfront from Takeda

AC Immune strong track record in deals[1] with leading pharma companies

Strategy: optimize value to risk ratio and retain significant upside

Program	Phase	Total value[2]	Upfront[2]	Milestones received[2]	Royalties %	Partner
ACI-24.060 (anti-Abeta active immunotherapy)	Phase 1b/2	>USD 2,100	USD 100		Mid-to-high teens	Takeda
ACI-35.030 (anti-pTau active immunotherapy)	Phase 2b	CHF 500	CHF 26	CHF 20	Low-double digits to mid-teens	Janssen
Tau Morphomer® (small molecule drugs)	Phase 1 [6]	CHF 1,860	CHF 80 +USD 50 [7]	CHF 40	Low-double digits to mid-teens	Lilly
PI-2620 (Tau PET[4] tracer)	Phase 3 [5]	EUR 160	EUR 0.5	EUR 7	Mid-single digits to low-teens	Life Molecular Imaging
Other (concluded collaborations)		CHF 121 [3]	CHF 41	CHF 80		
Total (millions)[8]		**CHF ~4,750**	**CHF 255.2 [9]**	**CHF 147.4**		

- Outstanding potential milestone payments exceed ~CHF 4.3 billion

(1) Disclosure limited due to confidentiality agreements with collaboration partners; (2) In millions; (3) Total payments received from partner until conclusion of agreement; (4) Positron emission tomography; (5) In Alzheimer's disease; (6) Phase 1 completed; (7) Equity investment; (8) Converted to CHF on date of receipt; (9) Excludes convertible note agreement of USD 50 million

NASDAQ: ACIU | AGM Presentation, June 2024
© 2024 AC Immune. Not to be used or reproduced without permission
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AC Immune

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission AC Immune technology platforms driving validating pharma deals Strategy: optimize value to risk ratio and retain significant upside 22 ■ An integrated approach to Central Nervous System (CNS) - specific therapies Platform Program Partner clinical trials ACI - 24.060 clinical trials ACI - 35.030 clinical trials Mor Tau clinical trials Tau PET SupraAntigen ® Morphomer ®

6. Summary and Strategic outlook

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Creating the future of Precision Medicine in neurodegeneration The foundation for early detection and treatment 24 3 - year cash runway permits achievement of key milestones & execution of value - generating innovation Advance clinical - stage active immunotherapies Strong financial position (1) Phase 1b/2; (2) Phase 2b; (3) Phase 2; (4) Alpha - synuclein; (5) TAR DNA - binding protein 43; (6) Positron emission tomography ; (7) (NOD) - like receptor protein 3; (8) Central nervous system Targeted active immunotherapies: ▪ ACI - 24.060 (Takeda) 1 ▪ ACI - 35.030 (Janssen J&J) 2 ▪ ACI - 7105.056 (wholly - owned) 3 Valorize pioneering technology platforms Operating capital foundation: ▪ Equity markets: o follow - on financing Dec 2023 ▪ Partner payments: o Janssen ACI - 35.030 milestones o Takeda ACI - 24.060 upfront SupraAntigen ® & Morphomer ® ▪ Clinical entry of a - syn 4 and TDP - 43 5 PET 6 tracers ▪ Clinical candidates for NLRP3 7 inhibitors for CNS 8 and non - CNS indications

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission 25 Shifting the treatment paradigm for neurodegenerative disease towards precision medicine and disease prevention AC Immune: Pioneering science and precision medicine

Agenda items and proposals of the Board of Directors

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Agenda item 1 2023 IFRS Consolidated Financial Statements, 2023 Statutory Financial Statements and 2023 Compensation Report 27 1.1 Approval of 2023 IFRS Consolidated Financial Statements and 2023 Statutory Financial Statements ■ The Board of Directors proposes that the 2023 IFRS Consolidated Financial Statements and the 2023 Statutory Financial Statements be approved

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Agenda item 1 2023 IFRS Consolidated Financial Statements, 2023 Statutory Financial Statements and 2023 Compensation Report 28 1.2 Advisory vote on the 2023 Compensation Report ■ The Board of Directors proposes that the 2023 Compensation Report be endorsed (non - binding advisory vote)

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Agenda item 2 Appropriation of Losses 29 ■ The Board of Directors proposes the following appropriation of losses: In CHF K (262,115) Accumulated profit (loss) at Jan 1, 2023 (48,883) Net profit (loss) for the year 2023 (310,998) Accumulated losses brought forward Under IFRS accounting standards, the consolidated net loss for the business year 2023 amounted to CHF 54,233K

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Agenda item 3 Discharge of the Members of the Board of Directors and the Executive Committee 30 ■ The Board of Directors proposes that all Members of the Board of Directors and the Executive Committee be granted discharge for the financial year 2023

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Agenda item 4 Compensation for the Members of the Board of Directors and the Executive Committee 31 4.1 Binding vote on Maximum Aggregate Compensation for Members of the Board of Directors from the AGM 2024 to the AGM 2025 ■ The Board of Directors proposes the approval of the total maximum amount of compensation for the Members of the Board of Directors of CHF 883K (excluding employer social security contributions) covering the period from the AGM 2024 to the AGM 2025.

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Agenda item 4 Compensation for the Members of the Board of Directors and the Executive Committee 32 4.2 Binding vote on Maximum Aggregate Compensation for Members of the Executive Committee for the financial year 2025 ■ The Board of Directors proposes the approval of the total maximum compensation for the Members of the Executive Committee with maximum value of CHF 7,605K (excluding employer social security) from 1 January 2025 to 31 December 2025.

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Agenda item 5 Re - elections 33 5.1 Re - election of Members of the Board of Directors ■ The Board of Directors proposes that each of the following persons be re - elected for a term of office until the end of the Annual General Meeting 2025: ■ Douglas Williams as Member and Chair of the Board of Directors And as Members of the Board of Directors: ■ Monika Bütler ■ Carl June ■ Werner Lanthaler ■ Andrea Pfeifer ■ Monica Shaw ■ Roy Twyman

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Agenda item 5 Re - elections 34 5.2 Re - election of Members of the Compensation, Nomination and Corporate Governance Committee ■ The Board of Directors proposes that: ■ Monika Bütler ■ Roy Twyman ■ Douglas Williams be re - elected as Members of the Compensation, Nomination and Corporate Governance Committee for a term of office until the end of the Annual General Meeting 2025

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Agenda item 5 Re - elections 35 5.3 Re - election of the Statutory Auditors ■ The Board of Directors proposes that PricewaterhouseCoopers SA, in Pully, Switzerland, be re - elected as Statutory Auditors for the financial year 2024

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Agenda item 5 Re - elections 36 5.4 Re - election of the Independent Proxy ■ The Board of Directors proposes that Reymond & Associés , Lausanne, be re - elected as Independent Proxy for a term of office until the end of the Annual General Meeting 2025

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Agenda item 6 Changes in the Articles of Association 37 ■ The Board of Directors has withdrawn its proposals for agenda items 6.1, 6.2, and 6.3. ■ The Board of Directors therefore now submits to the approval by the shareholders proposal 6.4 regarding the amendments of the Articles of Association which are set out and explained in Annex 1 to the AGM 2024 Invitation “Proposals for revisions of AC Immune SA’s Articles of Association” and the text of the Articles of Association available on the Company’s website at: ir.acimmune.com/events/ agm

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission Agenda item 6 Changes in the Articles of Association 38 6.4 Other changes ■ The Board of Directors proposes to change the following Articles as reflected in Annex 1 to the AGM 2024 Invitation and the text of the Articles of Association available on the Company’s website at: ir.acimmune.com/events/ agm : ■ Article 6 para. 2; ■ Article 7; ■ Article 8; ■ Article 9; ■ Article 10; ■ Article 11; ■ Article 12; ■ Article 15 para. 2; ■ Article 17 paras. 2 and 3; ■ Article 18 paras. 2 - 4; ■ Article 20 para. 2; ■ Article 21; ■ Article 23 para. 1; ■ Article 26; ■ Article 28; ■ Article 29 paras. 1, 3 and 5; ■ Article 30; ■ Article 32 para. 2; ■ Article 33; ■ Article 37; ■ Article 38; ■ Article 39; ■ Article 40 para. 1; ■ Article 41; ■ Article 46 para. 2; and ■ Article 47

NASDAQ: ACIU | AGM Presentation, June 2024 © 2024 AC Immune. Not to be used or reproduced without permission 39 We thank y ou for your attendance and your continued support.